Exhibit 5.3

August 15, 2023

Healthy Green Group Holdings Limited (the “Company”)

RE: Legal Opinions

Dear Sirs/Madams,

We are qualified lawyers of the People’s Republic of China (the “PRC”) and as such are qualified to issue this opinion (“Opinion”) with respect to all laws, regulations, statutes, rules, decrees, guidelines, notices, and judicial interpretations and other legislations of the PRC currently in force and publicly available as of the date of this opinion (hereinafter referred to as the “PRC Laws”). For the purpose of this Opinion, the PRC excludes the Hong Kong Special Administrative Region (“Hong Kong”), the Macau Special Administrative Region, and Taiwan.

We are acting as the PRC counsel of Healthy Green Group Holdings Limited (the “Company”) in connection with (a) the proposed initial public offering (the “Offering”) of ordinary shares by the Company as set forth in the Company’s registration statement on Form F-l, including all amendments or supplements thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “SEC”) in relation to the Offering, and (b) the proposed listing and trading of the Company’s ordinary shares on the NYSE American.

For the purpose of giving this Opinion, we have examined the originals or copies, certified or otherwise identified to our satisfaction, of corporate records, agreements, documents and other instruments provided to us and such other documents or certificates issued by governmental authorities or representations made by officials of government authorities or other public organizations and by officers or representatives of the Company as we have deemed necessary and appropriate as a basis for the opinions hereinafter set forth.

In rendering the opinions expressed below, we have assumed:

(a)	the authenticity of the documents submitted to us as originals and the conformity to the originals of the documents submitted to us as copies;

(b)	the truthfulness, accuracy and completeness of all corporate minutes, resolutions and documents of or in connection with the Company as they were presented to us;

(c)	that the documents and the corporate minutes and resolutions which have been presented to us remain in full force and effect as of the date of this opinion and have not been revoked, amended, varied or supplemented, except as noted therein;

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(d)	in response to our due diligence inquiries, requests and investigation for the purpose of this Opinion, all the relevant information and materials that have been provided to us by the Company, including all factual statements in the documents and all other factual information provided to us by the Company, and the statements made by the Company and relevant government officials, are true, accurate, complete and not misleading, and that the Company has not withheld anything that, if disclosed to us, would reasonably cause us to alter this Opinion in whole or in part. Where important facts were not independently established to us, we have relied upon certificates issued by governmental authorities and appropriate representatives of the Company and/or other relevant entities and/or upon representations made by such persons in the course of our inquiry and consultation;

(e)	that all parties to the documents provided to us in connection with this Opinion have the requisite power and authority to enter into, and have duly executed, delivered and/or issued those documents to which they are parties, and have the requisite power and authority to perform their obligations thereunder; and

(f)	with respect to all parties, the due compliance with, and the legality, validity, effectiveness and enforceability under, all laws other than the laws of the PRC.

We do not purport to be experts on and do not purport to be generally familiar with or qualified to express legal opinions on any laws other than the laws of the PRC and accordingly express no legal opinion herein on any laws of any jurisdiction other than the PRC.

Trial Measures

Based on the above situation and in accordance with the following conditions, we hereby conduct the following analysis on whether a company needs to file in accordance with the “the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies” (the “Trial Measures”).

(I) On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which will come into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC.

According to the Constitutional Law of the PRC, which was promulgated on September 20, 1954 and last amended on March 11, 2018, the State may establish special administrative regions when necessary. The systems to be carried out in special administrative regions shall be prescribed by laws enacted by the National People’s Congress (the “NPS”) in light of the specific conditions. On April 4, 1990, the NPS promulgated the Basic Law of Hong Kong of the PRC (the “Basic Law”), which became effective on July 1, 1997, and it stipulates that Hong Kong is a special administrative region of the PRC with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication.

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Under the principle of “one country, two systems”, the PRC national laws, except for those listed under Annex III to the Basic Law (“Annex III”) (as amended from time to time), shall not be applied to Hong Kong. Moreover, under the Basic Law, the PRC national laws listed under Annex III shall be confined to those relating to national defense, foreign affairs and other matters that are not within the scope of autonomy. As of the date this Opinion, the “Trial Measures” are not included in the Annex III, thus shall not be applied to Hong Kong.

(II) In addition, according to Article 2 of the Trial Measures, indirect overseas issuance and listing of domestic enterprises refers to the overseas issuance and listing of enterprises with main business activities in China, in the name of enterprises registered overseas, based on the equity, assets, income or other similar rights and interests of domestic enterprises. At the same time, the Trial Measures further clarify the situation of indirect overseas listing:

(1)	The operating revenue, total profit, total assets, or net assets of domestic enterprises in the most recent fiscal year, with any indicator accounting for more than 50% of the issuer’s audited consolidated financial statements for the same period;

(2)	The main links of business activities are carried out within China, or the main premises are located within China, or the majority of senior management personnel responsible for business management are Chinese citizens or have their habitual residence within China.

The above conditions must be met simultaneously to be recognized as indirect overseas listing; But it also stipulates that indirect overseas listing should be recognized based on the principle of substance over form.

According to the provisions of the Trial Measures, for those directly listed overseas, the issuer shall file a record with the CSRC. For indirect overseas listing, the issuer shall designate a major domestic operating entity as the domestic responsible person and file with the CSRC.

In addition, the Trial Measures also stipulate that domestic enterprises that fail to fulfill the required filing, false records, or misleading statements shall be ordered by the CSRC to make corrections, given a warning, and fined between 1 million and 10 million yuan; Warn the directly responsible person and impose a fine of not less than 500,000 yuan but not more than 5 million yuan. If the controlling shareholder or actual controller of a domestic enterprise organizes or instructs, a fine of not less than 1 million yuan but not more than 10 million yuan shall be imposed.

At the same time, according to the Trial Measures, if it is found that the overseas issuance and listing do not meet the filing conditions before being listed, domestic enterprises should be required to suspend or terminate the overseas issuance and listing. If the filing has already been made, the filing can be revoked.

If the violation of these Measures or other laws and administrative regulations is serious, the CSRC may take measures to prohibit the relevant responsible personnel from entering the securities market.

As confirmed by the Company: (i) they currently do not have, nor do they currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC; (ii) they are not controlled by any PRC entity or individual; (iii) they do not have any operation in the PRC, nor do they have any partnership or cooperation with any PRC entity or individual; (iv) they currently do not have, nor do they plan to have, any investment, such as owning or leasing any asset, in the PRC; (v) they have not employed any PRC natural persons; and (vi) no revenue of the Company is generated from the PRC.

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We are of the opinion that the Company would not be deemed as “Indirect Overseas Issuance and Listing” under the Trial Measures. The Trial Measures do not apply to the Company or its operations, and its listing on NYSE American does not require fulfill the filing procedure to the CSRC.

The above analysis has not been confirmed with the CSRC.

Since these statements and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement are unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities, or future changes in this regulatory regime. We cannot be certain that the competent PRC authority will not take a view that is contrary to ours.

Cyberspace Administration of China (the “CAC”)

Pursuant to Article 2 of the Data Security Law, any data processing (includes the collection, storage, use, processing, transmission, provision and disclosure of data) activities conducted outside the PRC endanger national security, public interests or the legal rights and interests of any citizen or organization shall be held liable.

If a company harms the national security, public interests, or legitimate rights and interests of citizens and organizations of the PRC during its data processing activities, it may still be subject to legal liability by the relevant Chinese authorities.

Based on the confirmation by the Company on the following conditions (“Conditions”):

(a)	the Company currently does not have, or intend to have any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in the PRC;

(b)	the Company is not controlled by any PRC entity or individual;

(c)	all of the operations of the Company are conducted by its Hong Kong operating entity, which currently solely serve the Hong Kong local market;

(d)	the Company currently does not have, or plan to have, any investment plan, such as owning or leasing any asset, in the PRC;

(e)	the Company currently only have limited suppliers from the PRC and does not employ any PRC natural persons;

(f)	none of the revenue of the Company is generated from the PRC;

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(g)	the Company currently does not engage in any data processing activities of any PRC individual or within the PRC, nor does the Company entrust or be entrusted by any individual or entity to conduct any data processing activities of any PRC individual or within the PRC, nor does the Company store any data within the PRC;

(h)	the Company conducts all of its operations in Hong Kong through Organic Gardens International Limited, Greendotdot.com Limited and Linden Tree Consultancy Limited, which would collect, store and use data that is necessary to its business operations in Hong Kong, and any data collected, stored, or used by the Company does not involve national security, public interest, or any legitimate rights and interests of any citizen or organization.

As of the date of this opinion, as confirmed by the Company, the Company has not received any order from any competent PRC authority or any complaint from any citizen or organization claiming that the Company endangers national security, public interests or the legal rights and interests of any citizen and organization. The Company has not received any order from any competent PRC authorities indicating that the Company is in violation with any PRC laws and regulations regarding personal information and data security, or requiring the Company to seek approvals from the CAC, or other competent PRC authorities.

Further, the documents, information and/or materials submitted to NYSE American in connection with the application and the continuous obligation the Company to supply information once listed are not and will most likely not involve any personal information.

Accordingly, we are of the opinion that the Company is not subject to any approvals from the CAC for its operations or listing on NYSE American.

However, the PRC legal system regarding data security is still evolving, or future changes in this regulatory regime, we cannot be certain that the competent PRC authority will not take a view that is contrary to the above or hold the Company liable for any data activities that the Company has conducted or would conduct in the foreseeable future.

This Opinion is further subject to the following qualifications:

(a)	we express no opinion as to any laws other than the PRC Laws in force on the date of this Opinion;

(b)	the PRC Laws referred to herein are laws currently in force and there is no guarantee that any of such laws, or the interpretation thereof or enforcement therefor, will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect;

(c)	this Opinion is intended to be used in the context which is specifically referred to herein and each section should be looked on as a whole regarding the same subject matter; and

(d)	this Opinion is subject to the effects of (i) certain legal or statutory principles affecting the validity and enforceability of contractual rights generally under the concepts of public interest, social ethics, national security, good faith, fair dealing, and applicable statutes of limitation; (ii) any circumstance in connection with formulation, execution or performance of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, coercionary or concealing illegal intentions with a lawful form; (iii) judicial discretion with respect to the availability of indemnifications, remedies or defenses, the calculation of damages, the entitlement to attorney’s fees and other costs, and the waiver of immunity from jurisdiction of any court or from legal process; and (iv) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC.

This Opinion is delivered in our capacity as the Company’s PRC counsel solely in connection with the proposed Offering of the Company, and may not be relied upon by any other persons or corporate entities other than NYSE American, and may not be used for any other purpose without our prior written consent.

Yours faithfully,

Guangdong Wesley Law Firm

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